                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

================================================================================

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 30)(1)

                              Katy Industries, Inc.
                              ---------------------
                                (Name of Issuer)

                   Common Stock, One Dollar ($1.00) par value
                   ------------------------------------------
                         (Title of Class of Securities)

                                    486026107
                                    ---------
                                 (CUSIP Number)

                               Jonathan P. Johnson
                                    President
                                    CRL, Inc.
                      7505 Village Square Drive, Suite 200
                              Castle Rock, Co 80108
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ____.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                               Page 1 of 21 Pages

CUSIP No. 486026107                           13D
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Wallace E. Carroll, Jr.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                    (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                     / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                      206,345
8            SHARED VOTING POWER                                                  2,921,634
9            SOLE DISPOSITIVE POWER                                                 206,345
10           SHARED DISPOSITIVE POWER                                             2,921,634

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         3,127,979
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                            / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                        37.3%
14           TYPE OF REPORTING PERSON*                                                   IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 21 Page

CUSP No. 486026107                            13D
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Amelia M. Carroll
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                    (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                          / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                       10,835
8            SHARED VOTING POWER                                                  3,143,144
9            SOLE DISPOSITIVE POWER                                                  10,835
10           SHARED DISPOSITIVE POWER                                             3,143,144

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         3,251,519
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                            / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                        38.8%
14           TYPE OF REPORTING PERSON*                                                   IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 21 Page

CUSP No. 48602107                             13D
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             The Wallace E. Carroll Trust U/A Dated 7/1/57
             F/B/O Wallace E. Carroll, Jr. and his descendants
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                    (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                          / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                        2,151
8            SHARED VOTING POWER                                                  2,073,436
9            SOLE DISPOSITIVE POWER                                                   2,151
10           SHARED DISPOSITIVE POWER                                             2,073,436

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         2,075,587
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                            / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                        24.8%
14           TYPE OF REPORTING PERSON*                                                   OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 4 of 21 Page

CUSP No. 486026107                            13D
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             The Wallace E. and Lelia H. Carroll Trust U/A Dated 5/1/58
             F/B/O Wallace E. Carroll, Jr. and his descendants
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                    (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not Applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                          / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                      603,000
8            SHARED VOTING POWER                                                  2,073,436
9            SOLE DISPOSITIVE POWER                                                 603,000
10           SHARED DISPOSITIVE POWER                                             2,073,436

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         2,676,436
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                             / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                        32.0%
14           TYPE OF REPORTING PERSON*                                                   OO

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                                Page 5 of 21 Page

CUSP No. 486026107                            13D
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             The Wallace E. Carroll Trust U/A Dated 1/20/61
             F/B/O Wallace E. Carroll, Jr. and his descendants
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) / /
                                                                                      (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                            / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                         11,881
8            SHARED VOTING POWER                                                           -0-
9            SOLE DISPOSITIVE POWER                                                    11,881
10           SHARED DISPOSITIVE POWER                                                      -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              11,881
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                              / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   Less than 1%
14           TYPE OF REPORTING PERSON*                                                     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 6 of 21 Page

CUSP No. 486026107                            13D
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             The Lelia H. Carroll Trust U/A Dated 7/12/62
             F/B/O Wallace E. Carroll, Jr. and his descendants
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                                  (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                        / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                    180,661
8            SHARED VOTING POWER                                                       -0-
9            SOLE DISPOSITIVE POWER                                               180,661
10           SHARED DISPOSITIVE POWER                                                  -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         180,661
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                          / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                       2.2%
14           TYPE OF REPORTING PERSON*                                                 00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 7 of 21 Page

CUSP No. 486026107                            13D
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             CRL, Inc.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                    (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                          / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                    2,073,436
8            SHARED VOTING POWER                                                         -0-
9            SOLE DISPOSITIVE POWER                                               2,073,436
10           SHARED DISPOSITIVE POWER                                                    -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         2,073,436
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                            / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                        24.8%
14           TYPE OF REPORTING PERSON*                                                   CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 8 of 21 Page

CUSP No. 486026107                            13D
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             The Wallace Foundation
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) / /
                                                                                      (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             Not applicable
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                            / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Colorado

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                         32,910
8            SHARED VOTING POWER                                                           -0-
9            SOLE DISPOSITIVE POWER                                                    32,910
10           SHARED DISPOSITIVE POWER                                                      -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              32,910
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                              / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   Less than 1%
14           TYPE OF REPORTING PERSON*                                                     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 9 of 21 Page

CUSP No. 486026107                            13D
1            NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79
             F/B/O the descendants of Wallace E. Carroll, Jr.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) / /
                                                                                      (b) /X/
3            SEC USE ONLY
4            SOURCE OF FUNDS*
             NOT APPLICABLE
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEM 2(d) or 2(e)                                                            / /
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7            SOLE VOTING POWER                                                          6,760
8            SHARED VOTING POWER                                                           -0-
9            SOLE DISPOSITIVE POWER                                                     6,760
10           SHARED DISPOSITIVE POWER                                                      -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON               6,760
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                              / /
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   Less than 1%
14           TYPE OF REPORTING PERSON*                                                     OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 10 of 21 Page

                                AMENDMENT NO. 30
                                 TO SCHEDULE 13D

          This amended statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Issuer"). This amended statement is being filed in accordance with Rule 101(a)(2)(i) of Regulation S-T promulgated by the Securities and Exchange Commission in connection with the Commission's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

          This amended statement on Schedule 13D is jointly filed by Wallace E. Carroll, Jr. ("Mr. Carroll"); Amelia M. Carroll; The Wallace E. Carroll Trust U/A Dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants; The Wallace
E. and Lelia H. Carroll Trust U/A Dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "58 Trust"); The Wallace E. Carroll Trust U/A Dated 1/20/61 F/B/O Wallace E. Carroll, Jr. and his descendants; The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace E. Carroll, Jr. and his descendants (the "62 Trust"); CRL, Inc., a Delaware corporation ("CRL"); The Wallace Foundation; and the Subtrusts under The Wallace E. Carroll Trust U/A dated 12/20/79 F/B/O the descendants of Wallace E. Carroll, Jr. (collectively, the "Reporting Persons") pursuant to a Schedule 13D Joint Filing Agreement dated as of May 15, 2002 filed as Exhibit F to Amendment No. 28 to this amended statement.

Item 4.   Purpose of Transaction.

     Item 4 is hereby amended as follows:

          As previously reported, on August 22, 2002, CRL and Mr. Carroll entered into a Stock Sale Plan (the "Rule 10b5-1 Plan") with U.S. Bancorp Piper Jaffray Inc. intended to comply with Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended, pursuant to which CRL intended to sell up to an aggregate of 78,000 Shares it owns. The Rule 10b5-1 Plan terminated on November 30, 2002 with no sales of Shares being made pursuant to the Rule 10b5-1 Plan.

          As also previously reported, the 62 Trust intended to dispose of up to 100,000 Shares it owns by distributing such Shares to its beneficiaries on or before October 31, 2002 (the "Distribution"). The Distribution has not occurred and the 62 Trust has determined not to complete the Distribution at this time.

          The description of the Rule 10b5-1 Plan is qualified in its entirety by the provisions of such agreement previously filed as Exhibit A to Amendment 29 to this statement.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended as follows:

          The amended information regarding sole and shared beneficial ownership of the Shares of the Reporting Persons is incorporated by reference to the cover pages to this amended statement.

          On December 18, 2002, CRL entered into, effective as of August 31, 2002, a First Amendment to Second Amended and Restated Credit Agreement (the "First Amendment") with the The Northern Trust Company ("Northern Trust"), which amended the Second Amended and Restated Credit Agreement effective as of August 31, 2001 (the "Credit Agreement"), which was previously filed as Exhibit A to Amendment 28 to this statement. The Amendment terminated the revolving portion of the Credit Agreement and extended the term of the Credit Agreement to, and waived CRL's defaults under the Credit Agreement until, February 15, 2003. Mr. Carroll ratified his prior guaranty and pledge agreement in favor of Northern Trust in connection with the Credit Agreement and consented to the First Amendment by executing the First Amendment. The

                               Page 11 of 21 Pages

58 Trust ratified its prior pledge agreement in favor of Northern Trust in connection with the Credit Agreement and consented to the First Amendment by executing the First Amendment.

          The description of the First Amendment is qualified in its entirety by the provisions of such agreement attached to this amended statement as an exhibit.

          The description of the Rule 10b5-1 Plan and the Distribution set forth in Item 4 above is incorporated herein by reference in its entirety.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Item 6 is hereby amended as follows:

          The description of the First Amendment, the Rule 10b5-1 Plan and the Distribution set forth in Items 4 and 5 above is incorporated herein by reference in its entirety.

Item 7.   Material to be filed as Exhibits.

     Item 7 is hereby amended as follows:

          In accordance with subparagraph 3 of Item 7, the following exhibit is attached hereto:

EXHIBIT A - First Amendment to Second Amended and Restated Credit Agreement dated December 18, 2002, but effective as of August 31, 2002, between CRL and Northern Trust and consented to by Mr. Carroll and the 58 Trust.

                                    * * * * *

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date: December 20, 2002


                                          WALLACE E. CARROLL TRUST
                                          U/A Dated July 1, 1957 F/B/O
                                          Wallace E. Carroll, Jr. and his
                                          descendants

                                                       *
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                                       *
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee

                                                       *
                                          --------------------------------------
                                          Philip E. Johnson, Trustee


                                          WALLACE E. AND LELIA H. CARROLL TRUST
                                          U/A Dated May 1, 1958 F/B/O
                                          Wallace E. Carroll, Jr. and his
                                          descendants

                                                       *
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                                       *
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee

                                                       *
                                          --------------------------------------
                                          Philip E. Johnson, Trustee


                                          WALLACE E. CARROLL TRUST
                                          U/A Dated January 20, 1961 F/B/O
                                          Wallace E. Carroll, Jr. and his
                                          descendants

                                                       *
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                                       *
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee

                                                       *
                                          --------------------------------------
                                          Philip E. Johnson, Trustee

                                          LELIA H. CARROLL TRUST
                                          U/A Dated July 12, 1962 F/B/O
                                          Wallace E. Carroll, Jr. and his
                                          descendants

                                                       *
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                                       *
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee

                                                       *
                                          --------------------------------------
                                          Philip E. Johnson, Trustee


                                          THE WALLACE FOUNDATION

                                                       *
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                                       *
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee


                                          SUBTRUSTS UNDER THE WALLACE E.
                                          CARROLL TRUST
                                          U/A Dated December 20, 1979 F/B/O the
                                          descendants of Wallace E. Carroll, Jr.

                                                       *
                                          --------------------------------------
                                          Wallace E. Carroll, Jr., Trustee

                                                       *
                                          --------------------------------------
                                          Amelia M. Carroll, Trustee

                                                       *
                                          --------------------------------------
                                          Philip E. Johnson, Trustee


                                                       *
                                          --------------------------------------
                                          WALLACE E. CARROLL, JR.


                                                       *
                                          --------------------------------------
                                          AMELIA M. CARROLL


                                          CRL, INC.

                                             /s/ Jonathan P. Johnson
                                          --------------------------------------
                                          Jonathan P. Johnson, President


                                          *By:    /s/ Jonathan P. Johnson
                                                 ------------------------------
                                                 Jonathan P. Johnson
                                                 Attorney-in-fact

                                                                       EXHIBIT A

                                 FIRST AMENDMENT
                 TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT

     This First Amendment to Second Amended and Restated Credit Agreement (this "AMENDMENT"), dated December 18, 2002, but effective as of August 31, 2002 (the "EFFECTIVE DATE"), is entered into between CRL, INC., a Delaware corporation (the "BORROWER"), and THE NORTHERN TRUST COMPANY, an Illinois banking corporation having its principal office at 50 South LaSalle Street, Chicago, Illinois 60675 (the "LENDER").

                                    RECITALS:

     A. The Borrower and the Lender have entered into a Second Amended and Restated Credit Agreement dated as of August 31, 2001 (the "CREDIT AGREEMENT"; the terms defined in the Credit Agreement and not otherwise defined herein shall be used herein as defined in the Credit Agreement).

     B. As of August 31, 2002, the Lender's Revolving Commitment, any obligation to make Revolving Loans and any obligation to issue Revolving Letters of Credit all terminated and the Lender has no further obligations in connection therewith.

     C. As of August 31, 2002, the Term Letters of Credit have been fully drawn, cancelled and all amounts drawn and not reimbursed by the Borrower to the Lender have been converted into the Term Loan. As of August 31, 2002, the Lender has no obligation to issue any Term Letter of Credit.

     D. As of December 18, 2002, the aggregate principal amount of the Term Loan outstanding is $5,710,000 and all accrued and unpaid interest is $12,133.76.

     E. The Term Loan was due and payable on August 31, 2002 and has not been paid in full.

     F. The Borrower and the Lender desire to amend the Credit Agreement in certain respects as set forth herein, including without limitation to (i) eliminate references to the Revolving Commitment and the obligation of the Lender to make Revolving Loans and issue Revolving Letters of Credit thereunder and (ii) extend the Termination Date with regard to the Term Loan only.

     G. Certain Events of Default have occurred and are continuing under the Credit Agreement and Borrower has requested Lender to waive such Events of Default. Lender agrees to waive such Events of Default on the terms contained herein.

     NOW, THEREFORE, the parties hereto agree as follows:

                               Page 15 of 21 Pages

     1. RECITALS. The foregoing Recitals are hereby incorporated by reference into this Amendment and made a part hereof as if set forth in full herein.

     2. AMENDMENTS TO THE CREDIT AGREEMENT.

          2.1. GLOBAL AMENDMENTS TO THE CREDIT AGREEMENT.

          (a) Without limiting SECTION 1 above and to give effect to SECTION 1 above, it is hereby agreed that as of the Effective Date the following defined terms and their usage throughout the Credit Agreement and the following sections in the Credit Agreement shall have no force and effect: "Revolving Commitment," "Revolving Letters of Credit," "Revolving Loans," "Revolving Note," and SECTIONS 2.1(a), 2.2, 2.3(a), 2.6, 2.7, 2.9 and 5.2. Borrower and the Lender agree that as of the date hereof that there are no Revolving Loans or Revolving Letters of Credit outstanding and all accrued interest and fees on the Revolving Loans and Revolving Letters of Credit have been paid-in-full to the Lender.

          (b) Without limiting SECTION 1 above and to give effect to SECTION 1 above, it is hereby agreed that as of the Effective Date the following defined terms and their usage throughout the Credit Agreement and the following sections in the Credit Agreement have no force and effect: "Application," "Cash Collateralize," "L/C Borrowings," "L/C Obligations," "Letters of Credit," "Term Letters of Credit," and ARTICLE 3.

          2.2. SECTION 1.1 OF THE CREDIT AGREEMENT. The definition of "Termination Date" appearing in SECTION 1.1 of the Credit Agreement is hereby amended as of the Effective Date by deleting the date "August 31, 2002" appearing therein and substituting the date "February 15, 2003" therefor.

          2.3. SECTION 2.1(b) OF THE CREDIT AGREEMENT. SECTION 2.1(b) of the Credit Agreement is hereby amended and restated in its entirety as of the Effective Date to read as follows:

          "(b) TERM LOAN. Borrower acknowledges and agrees that the outstanding principal balance of the Term Loan as of December 18, 2002 is FIVE MILLION SEVEN HUNDRED TEN THOUSAND AND NO/100 DOLLARS ($5,710,000.00). The Term Loan shall be evidenced by the Term Note as provided for in SECTION 2.3(b) of this Agreement and shall be repaid with interest in accordance with the terms and conditions of this Agreement."

          2.4. SECTION 2.3(b) OF THE CREDIT AGREEMENT. SECTION 2.3(b) of the Credit Agreement is hereby amended and restated as of the Effective Date to read as follows:

          "(b) TERM NOTE. The Term Loan shall be evidenced by a promissory note (as amended, modified, renewed, restated or substituted from time to time, the "TERM NOTE"), substantially in the form of EXHIBIT B, dated the date hereof, payable to the order of Lender, and in the original principal amount of FIVE MILLION SEVEN HUNDRED TEN THOUSAND AND NO/100 DOLLARS ($5,710,000.00) (the "TERM FACILITY AMOUNT"). The Term Facility Amount shall be payable, together with all accrued and unpaid interest and fees on the Term Facility Amount, in full on the Termination Date."

          2.5. EXHIBIT B TO THE CREDIT AGREEMENT. EXHIBIT B to the Credit Agreement is hereby amended and restated in its entirety as of the Effective Date into the form of promissory note attached hereto as EXHIBIT B.

          2.6. SECTION 9.8(a) OF THE CREDIT AGREEMENT. SECTION 9.8(a) of the Credit Agreement is hereby amended as of the Effective Date by deleting all parties to receive copies of the notices to the Borrower and substituting the following therefor:

                   "Darren R. Hensley, Esq.
                   Hensley & Kim, LLC
                   600 17th Street, Suite 2800 South
                   Denver, Colorado 80202

                   Telecopy:   (303) 634-2284
                   Telephone:  (303) 634-2285"

          2.7. SCHEDULE 4.17 TO THE CREDIT AGREEMENT. Schedule 4.17 to the Credit Agreement is hereby amended as of the Effective Date by deleting Bruce L. Rogers from the list of Directors and/or Officers contained therein.

          2.8. SCHEDULE 7.5 TO THE CREDIT AGREEMENT. Schedule 7.5 to the Credit Agreement is hereby amended as of the Effective Date by adding to Schedule 7.5 the information set forth in EXHIBIT C attached hereto.

     3. REPRESENTATIONS AND WARRANTIES. To induce the Lender to enter into this Amendment, the Borrower represents and warrants that:

          3.1. AUTHORIZATION. The Borrower is duly authorized to execute and deliver this Amendment and the Replacement Note (as defined hereinafter) and is and will continue to be duly authorized to perform its obligations under the Credit Agreement, as amended hereby, and under the Replacement Note.

          3.2. NO CONFLICTS. The execution and delivery of this Amendment and the Replacement Note and the performance by the Borrower of its obligations under the Credit Agreement, as amended hereby, and under the Replacement Note, do not and will not conflict with any provision of law or of the charter or by-laws of the Borrower or of any agreement binding upon the Borrower.

          3.3. VALIDITY AND BINDING EFFECT. The Credit Agreement, as amended hereby, and the Replacement Note are legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditors' rights or by general principles of equity limiting the availability of equitable remedies.

     4. CONDITIONS PRECEDENT TO AMENDMENTS AND WAIVER. The amendments in SECTION 2 and the waiver in SECTION 5 shall become effective as of the Effective Date upon satisfaction of each of the following conditions precedent:

          4.1. DOCUMENTATION. The Borrower shall have delivered to the Lender all of the following, each duly executed by the appropriate parties and dated the Effective Date or other date satisfactory to the Lender, in form and substance satisfactory to the Lender:

          (a) AMENDMENT. Counterparts of this Amendment.

          (b) REPLACEMENT NOTE. An amended and restated promissory note of the Borrower in the form of EXHIBIT B attached hereto (the "REPLACEMENT NOTE").

          Upon receipt of the Replacement Note, the Lender will: (i) record the aggregate unpaid principal amount of the Term Note dated August 31, 2001 (the "2001 NOTE") in its records or, at its option, on the schedule attached to the Replacement Note as the aggregate unpaid principal amount of the Replacement Note and provide a copy of same to the Borrower; (ii) mark the 2001 Note as replaced by the Replacement Note and the Revolving Note as cancelled; and (iii) return the 2001 Note and the Revolving Note to the Borrower. Thereafter, all references in the Credit Agreement and in any and all instruments or documents provided for therein or delivered or to be delivered thereunder or in connection therewith to the 2001 Note shall be deemed references to the Replacement Note. The replacement of the 2001 Note with the Replacement Note shall not be construed (i) to deem paid or forgiven the unpaid principal amount of, or unpaid accrued interest on, the 2001 Note outstanding at the time of replacement, or
(ii) to release, cancel, terminate or otherwise adversely affect all or any part of any lien, mortgage, deed of trust, assignment, security interest or other encumbrance heretofore granted to or for the benefit of the payee of the 2001 Note which has not otherwise been expressly released.

          (c) RESOLUTIONS. A copy, duly certified by the secretary or an assistant secretary of the Borrower, of (i) resolutions of the Borrower's Board of Directors authorizing or ratifying the execution and delivery of this Amendment and the Replacement Note, (ii) all documents evidencing other necessary corporate action, and (iii) all approvals or consents, if any, with respect to this Amendment and the Replacement Note.

          (d) INCUMBENCY CERTIFICATE. A certificate of the secretary or an assistant secretary of the Borrower certifying the names of the Borrower's officers authorized to sign this Amendment, the Replacement Note and all other documents or certificates to be delivered hereunder, together with the true signatures of such officers.

          (e) OPINION. An opinion of Borrower's counsel, addressed to the Lender, in substantially the form of EXHIBIT A hereto.

          (f) CERTIFICATE. A certificate of the president or chief financial officer of the Borrower as to the matters set out in SECTIONS 4.2 and 4.3 hereof.

          (g) REAFFIRMATION OF GUARANTY AND PLEDGE AGREEMENTS. Wallace E. Carroll, Jr. and the authorized trustees on behalf of the Trust shall have ratified and confirmed, with respect to Wallace E. Carroll, the Guaranty and the Guarantor Pledge Agreement, and, with respect to the Trust, the Trust Pledge Agreement, and have consented to this Amendment, each by signing the signature page to this Amendment.

          (h) OTHER. Such other documents as the Lender may reasonably request.

          4.2. NO DEFAULT. After giving effect to the waiver in SECTION 5 hereof, as of the closing date hereof, no Event of Default or Default under the Loan Documents shall have occurred and be continuing.

          4.3. REPRESENTATIONS AND WARRANTIES. After giving effect to the waiver in SECTION 5 hereof, as of the Effective Date and the date hereof, the representations and warranties in ARTICLE IV of the Credit Agreement, in the Loan Documents and in SECTION 3 of this Amendment shall be true and correct as though made on such date, except for such changes as are specifically permitted under the Credit Agreement.

     5. WAIVER. Borrower has advised Lender that an Event of Default occurred under SECTION 8.1(d) of the Credit Agreement as a result of the Obligations exceeding the Collateral Base. Borrower has also advised Lender that an Event of Default has occurred and is continuing under SECTION 8.1(f) of the Credit Agreement as a result of Borrower's Subsidiary, Freezing in Florida, LLC, violating certain financial covenants under Section 4.1(u) of that certain Letter of Credit and Reimbursement Agreement between Freezing in Florida, LLC and Bank of America National Association dated as of September 1, 1999 for the periods ending March 31, 2002, June 30, 2002, September 30, 2002 and December 31, 2002. Borrower has further advised Lender that the Event of Default under
SECTION 8.1(f) of the Credit Agreement that is now occurring as a result of Freezing in Florida, LLC's violation of Section 4.1(u) of the aforementioned Letter of Credit and Reimbursement Agreement may continue for an unknown time period in the future. On the Effective Date, Lender waives the aforedescribed Events of Default under SECTION 8.1(d) and SECTION 8.1(f) of the Credit Agreement through February 15, 2003 only. Lender's waiver of said Events of Default also extends for such specified time periods and in accordance with this waiver to any event of default, default or similar event that may have occurred in any other Loan Document as a result of said Events of Default. Lender's waiver of said Events of Default is limited to the specific facts giving rise to such Events of Default described above and shall not be deemed a waiver of or consent to any other failure to comply with the terms of SECTION 8.1 of the Credit Agreement or any other provisions of the Credit Agreement. Such waiver shall not prejudice or constitute a waiver of any right or remedies which the Lender may have or be entitled to with respect to any other breach of SECTION
8.1 or any other provision of the Credit Agreement. Further, except as expressly provided herein, this Amendment shall not establish a custom or course of dealing and does not waive, limit or postpone any of the liabilities or obligations of the Borrower, whether under the Credit Agreement, as amended hereby, or any of the other Loan Documents or otherwise, and any discussions (whether written or oral) which have occurred or which hereafter may occur are not, and shall not be deemed to be, a waiver, limitation or postponement of any of the Lender's rights and remedies under the Credit Agreement, as amended hereby, any of the other Loan Documents or applicable law, all of which rights and remedies hereby expressly are reserved.

     6. RELEASES OF CLAIMS. In consideration of the Lender's extension of the Termination Date, the Borrower hereby irrevocably releases and forever discharges the Lender and its affiliates, subsidiaries, successors, assigns, directors, officers, employees, agents and attorneys (each a "RELEASED PERSON") of and from all damages, loses, claims, demands, liabilities, obligations, actions and causes of action whatsoever which the Borrower may now have or claim to have against any Released Person on account of or in any way touching, concerning, arising out of or founded upon this Amendment, the Credit Agreement, as amended hereby, and the other Loan Documents, and the transactions contemplated hereby and thereby, whether presently known or unknown and of every nature and extent whatsoever arising before or through the date hereof.

     7. GENERAL.

          7.1. EXPENSES. The Borrower agrees to pay the Lender upon demand for all reasonable expenses, including reasonable attorneys' and legal assistants' fees (which attorneys and legal assistants may be employees of the Lender), incurred by the Lender in connection with the preparation, negotiation and execution of this Amendment, the Replacement Note and any documents required to be furnished herewith or therewith.

          7.2. LAW. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

          7.3. SUCCESSORS. This Amendment shall be binding upon the Borrower and the Lender and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Lender and the successors and assigns of the Lender.

          7.4. CONFIRMATION OF THE CREDIT AGREEMENT AND THE OTHER LOAN DOCUMENTS. The Credit Agreement, as amended hereby, and the other Loan Documents remain in full force and effect and are hereby ratified and confirmed in all respects.

          7.5. REFERENCES TO THE CREDIT AGREEMENT. On the Effective Date, each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," or words of similar import and each reference in the other Loan Documents to the "Credit Agreement" shall, except where the context otherwise requires, be deemed to refer to the Credit Agreement, as amended hereby.

          7.6. COUNTERPARTS. This Amendment may be executed in any number of counterparts, and any party hereto may execute one or more such counterparts, all of which shall constitute one and the same Amendment. Delivery of an executed counterpart of this Amendment by facsimile shall be as effective as delivery of a manually executed counterpart of this Amendment.


                           (SIGNATURE PAGE TO FOLLOW)

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

                                          CRL, INC.

                                          By:
                                              ----------------------------------

                                          Title:
                                                 -------------------------------


                                          THE NORTHERN TRUST COMPANY

                                          By:
                                              ----------------------------------

                                          Title
                                                --------------------------------


For purposes of ratification of his
Guaranty and Guarantor Pledge Agreement
and consent to this Amendment:


--------------------------------------
Wallace E. Carroll, Jr.


For purposes of ratification of its Trust
Pledge Agreement and consent to this
Agreement:

WALLACE E. AND LELIA H. CARROLL
TRUST U/A DATED MAY 1, 1958 FOR THE
BENEFIT OF WALLACE E. CARROLL, JR.


By:
    ----------------------------------
Wallace E. Carroll, Jr., as Co-Trustee


By:
    ----------------------------------
Amelia M. Carroll, as Co-Trustee


By:
    ----------------------------------
Philip E. Johnson, as Co-Trustee